Filed by FS Specialty Lending Fund
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: New FS Specialty Lending Fund
File No. of Registration Statement: 333-286859

1 Document Number: 54942 Broadridge Confidential Financial Advisor (FA) Voting Process: • FA completes and signs all pages of the Vote Authority form (attached). • Page 2 requests the FA to attest they have voting rights over the account(s) they are asked to be voted on. FA should consult their Client Agreement to ensure they have the authority to vote. • Page 3 must be printed on the FA’s letterhead. Vote instructions are indicated on the proxy card included on this page. • Page 4 must include all accounts to be voted in the manner indicated on the proxy card. • If you need assistance aggregating a list of clients invested in the Fund, please visit DST Vision or contact FS Investments Client Relations team at 877-628-8575 option 4. • In addition to the account listing on page 4, an .xls spreadsheet with the same column names as page 4 is required for processing. A sample .xls spreadsheet is included in the shareholder proxy commencement communication from FS Investments. • The completed form with the accompanying .xls spreadsheet is to be sent to the Broadridge representative for processing (contact information below). Broadridge Representative: Robert Vassallo robert.vassallo@broadridge.com 631.807.0374 • Broadridge will validate the shareholder information provided based on account #, shareholder name & address, and share amount supplied by the FA. • Once validation has been completed, Broadridge will execute voting within 48 – 72 hours from receiving the completed form.

2 Document Number: 54942 Broadridge Confidential Re: Authorization to Vote To Whom It May Concern: Broadridge has received your instruction to vote certain shares of corporate issuers on behalf of customers of your firm. By countersigning below, you hereby instruct Broadridge to vote the shares held by your Customer (as defined below) pursuant to your instructions on a letter substantially in the form of Exhibit A hereto. In connection with such voting instruction, Broadridge requires you to make certain representations and agreements. Accordingly, you hereby represent that: (i) your firm has been engaged by each individual underlying investor/client (“Customer”) listed on the attachment to Exhibit A hereto as an investment or financial advisor pursuant to an agreement between the underlying Customer and your firm; and (ii) each such Customer has authorized your firm to vote the shares listed opposite such Customer’s name on the attachment to Exhibit A. Furthermore, you hereby covenant and agree to indemnify and to hold Broadridge, its officers, directors, employees and affiliates harmless against any and all claims, actions, judgments, damages, losses, liabilities, costs, transfer or other taxes, expenses (including reasonable fees of its legal counsel), which may be paid, incurred or suffered by or to which it may become subject, arising out of or in connection with such instruction, or which may be paid, incurred or suffered as a result of defending itself against any claim or liability in connection therewith. Very Truly Yours, Broadridge Investor Communication Solutions, Inc. Acknowledged and agreed: [YOUR FIRM NAME] _______________________ Name: Title: Date:

3 Document Number: 54942 Broadridge Confidential Exhibit A [ADD LETTERHEAD HERE] DELIVERED VIA E-MAIL: [Date] Re: [FA Name] Client Proxy Voting FS SPECIALTY LENDING FUND Special Shareholder Meeting September 2, 2025. To Whom It May Concern: Please use this letter as our instructions to vote the FS SPECIALTY LENDING FUND Special Shareholder Meeting proxy as indicated below on behalf of all clients under the advisor(s) mentioned below management (list is attached). If any of our clients have already voted, please reflect their vote as previously submitted. If you have any questions or require additional information, please contact our office at [FA’s Phone Number]. Thank you for your time and attention to this matter. Sincerely,

4 Document Number: 54942 Broadridge Confidential [Principal Name]